SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                      DATA TRANSMISSION NETWORK CORPORATION
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             (Exact name of registrant as specified in its charter)



              Delaware                                  47-0669375
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     (State of incorporation                    (IRS Employer Identification
         or organization)                                 Number)


 9110 West Dodge Road, Suite 200, Omaha, Nebraska              68114
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(Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
 --------------------------------        --------------------------------------
               None                                      None


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[x]


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                         -------------------------------
                                (Title of class)





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Item 1.  Description of Registrant's Securities to be Registered.

     On August 29, 1997, the Board of Directors of Data Transmission Network Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock"). The dividend was payable on September 2, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.50 per share, of the Company (the "Preferred Stock") at a price of $150.00 per one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 29, 1997, as amended by the First Amendment to Rights Agreement dated as of March 4, 1999, and as the same may be further amended from time to time (the "Rights Agreement"), between the Company and First National Bank of Omaha, as Rights Agent.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of a majority of Continuing Directors then in office prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a summary description of the Rights attached thereto. The term "Acquiring Person" excludes the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, and Roger
R. Brodersen (the founder of the Company) and certain related persons and entities.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a summary description of the Rights being attached thereto, will also constitute the

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transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 29, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $150.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

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

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company (with the concurrence of a majority of the Continuing Directors then in office) may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     The Rights Agreement defines "Continuing Director" as any member of the Company's Board of Directors who is not an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or any such affiliate or associate and either (i) was a member of the Board of Directors prior to the date of the Rights Agreement or (ii) subsequently becomes a Board member, if such person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

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

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandths of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company (with the concurrence of a majority of the Continuing Directors) may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors and the majority of such Continuing Directors may in their discretion establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may by majority vote of the Board of Directors and majority vote of the Continuing Directors, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The original Rights Agreement, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibit 1 and the First Amendment to Rights Agreement is attached hereto as Exhibit 3, both of which are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.



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Item 2.  Exhibits.

1. Rights Agreement, dated as of August 29, 1997, between Data Transmission Network Corporation and First National Bank of Omaha, as Rights Agent, which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B, and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C.

2.   Press release of Data  Transmission  Network  Corporation  dated August 29,
     1997.

3. First Amendment to Rights Agreement dated as of March 4, 1999, between Data Transmission Network Corporation and First National Bank of Omaha, as Rights Agent.

4.   Press release of Data Transmission Network Corporation dated March 4, 1999.


                                    Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Date: March 12, 1999.

                                          DATA TRANSMISSION NETWORK CORPORATION



                                          By: /s/ Brian L. Larson
                                              ---------------------------------
                                              Brian L. Larson, Vice
                                              President, Chief Financial
                                              Officer and Secretary



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                                  EXHIBIT INDEX


                                                                    Page Number
                                                                   In Sequential
Exhibit                                                              Numbering
  No.                                                                 System

  1     Rights  Agreement,  dated as of  August 29,  1997,              *
        between Data  Transmission  Network  Corporation  and
        First National Bank of Omaha, as Rights Agent, which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock as
        Exhibit A, the Form of Right  Certificate  as Exhibit
        B, and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C.

  2     Press  release  of  Data  Transmission                          *
        Network Corporation  dated  August 29, 1997.


  3     First  Amendment  to  Rights Agreement                          8
        dated as of March  4,  1999,  between  Data
        Transmission  Network Corporation and
        First National Bank of Omaha, as Rights Agent.

  4     Press  release  of  Data   Transmission                         11
        Network Corporation dated March 4, 1999.


*   Incorporated   by  reference  to  the  exhibits  to  the  original
    Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 29, 1997.



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